UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A*

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lemonade, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

52567D 107

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 5 Pages

CUSIP NO. 52567D 107	Page 2 of 5 Pages

(1)	Names of Reporting Persons SoftBank Group Capital Ltd
(2)	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned By Each Reporting Person With	(5)	Sole Voting Power 11,983,384*
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 11,983,384*
	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,983,384*
(10)	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable.
(11)	Percent of Class Represented By Amount in Row (9) 17.1%**
(12)	Type of Reporting Person (See Instructions) CO

(*)	See Item 4 of this Schedule 13G.

(**)	Calculated based on 69,923,569 Shares outstanding as of November 2, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2023. With respect to the power to vote, or to direct the vote, of, Shares, please see Item 4 of this Schedule 13G.

CUSIP NO. 52567D 107	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Lemonade, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

5 Crosby Street, 3rd Floor, New York, New York 10013

Item 2(a).	Name of Person Filing:

SoftBank Group Capital Ltd (“SBGC” or the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of SBGC is 69 Grosvenor Street, London, England, United Kingdom W1K 3JP.

Item 2(c).	Citizenship:

England and Wales

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share (“Shares”)

Item 2(e).	CUSIP Number:

52567D 107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership.

Item 4(a).	Amount Beneficially Owned:

SBGC directly holds 11,983,384 Shares. On March 31, 2023, the joint investment committee of the Issuer, to which SBGC had delegated voting and dispositive power over the Shares SBGC holds, was dissolved. As a result, no other individual may be deemed to share beneficial ownership of the securities reported herein.

Pursuant to Article IV, Section D of the Issuer’s Amended and Restated Certificate of Incorporation, the positive excess number of votes of SBCG over 9.90% of the total number of votes that may be cast by all the then issued and outstanding Shares and shares of the Issuer’s preferred stock shall be distributed pro rata among all of the other stockholders not subject to the restrictions set forth in Section D, provided that if any such distribution would result in any other stockholder receiving voting rights in excess of those permitted to be exercised by such stockholder, any such excess number of votes shall itself be distributed pro rata as set forth in Article IV, Section D.

CUSIP NO. 52567D 107	Page 4 of 5 Pages

Item 4(b).	Percent of Class:

17.1%. Calculated based on 69,923,569 Shares outstanding as of November 2, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2023. With respect to the power to vote, or to direct the vote, of, Shares, please see Item 4(a) above.

Item 4(c).	Number of shares as to which the person has:

With respect to the power to vote, or to direct the vote, of, Shares, please see Item 4(a) above.

(i)	Sole power to vote or direct the vote: 11,983,384

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 11,983,384

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

This Item 10 is not applicable.

CUSIP NO. 52567D 107	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024	SOFTBANK GROUP CAPITAL LTD

	By:	/s/ Stephen Lam
	Name:	Stephen Lam
	Title:	Director